Mail Stop 3561

October 22, 2009

VIA U.S. MAIL

Mr. Christian Mundigo
BNP Paribas Mortgage Securities LLC
BNP Paribas Mortgage ABS LLC
787 Seventh Ave.
New York, NY 10019

Re: BNP Paribas Mortgage Securities LLC
     BNP Paribas Mortgage ABS LLC
     Amendment No. 2 to the Registration Statement on Form S-3
     Filed October 8, 2009
     File No. 333-159428 & -01

Dear Mr. Mundigo:

We have reviewed your response to our letter dated August 19, 2009 and have the following additional comments.   Please note that page numbers reference the marked version of your filing.

Registration Statement on Form S-3

General

1. We note your response to our prior comment 1; however, we reissue. Please provide a detailed legal analysis of how only one depositor will be liable for and sign the periodic reports for a specific takedown when, in fact, two depositors will both be issuers liable with respect to any liability under the Securities Act of 1933. In your detailed legal analysis, please explain why the other depositor would not be liable for providing and signing the periodic reports for a specific takedown when both depositors would be issuers under the registration statement and will have made statements in the Rule 424(b) prospectus concerning periodic reporting requirements.

Prospectus Supplement

The Depositor, page S-75

2. We note your response to our prior comment 5. Please advise as to what is meant by the last sentence of your response to our prior comment 5.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in your filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact J. Nolan McWilliams at (202) 551-3217. If you need further assistance, you may contact me at (202) 551-3574.

Sincerely,

Julie F. Rizzo
Attorney-Advisor

cc: Via facsimile (212) 768-6800
Richard D. Simonds, Jr., Esq.
Sonnenschein Nath & Rosenthal LLP